January 28, 2004
Our Ref. No. 2003721314
Westford Technology Ventures, L.P.
File No. 0-16208

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated November 24, 2003 essentially requests our assurance that we would not recommend enforcement action to the Commission under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the "1934 Act") if Westford Technology Ventures, L.P. (the "Partnership") files quarterly reports on Form 10-Q that have not been reviewed by an independent public accountant.[1]

You state that, in 1988, the Partnership elected to be regulated as a business development company by filing Form N-54A under the Investment Company Act of 1940 with the Commission. You state that the Partnership dissolved as of December 31, 2002. You state that the Partnership's assets as of September 30, 2003 consisted of two portfolio investments and minimal cash. You also state that the Partnership recently participated in a rights offering in one of the investments.

On November 19, 2003, the Partnership filed information on Form 10-Q for quarter ended September 30, 2003. On December 9, 2003, it amended that filing to state that: "The financial statements as of September 30, 2003 and for the three and nine months then ended, presented herein, have not been reviewed by the Partnership's independent certified public accountants, BDO Seidman, LLP."

We decline to grant your request because you seek, in part, retroactive relief and because you have not demonstrated that your request is consistent with Commission and staff precedent. As a matter of policy, the staff grants no-action relief only prospectively,

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1 Section 15(d) of the 1934 Act requires every issuer that has filed a registration statement that becomes effective under the Securities Act of 1933 to make certain filings with the Commission as required by Section 13 of the 1934 Act. Section 13(a) of the 1934 Act requires every issuer of a security registered under Section 12 of the 1934 Act (a "Registered Issuer") to make certain filings with the Commission, in accordance with the rules and regulations prescribed by the Commission. Rule 13a-13 under the 1934 Act generally requires a Registered Issuer to file quarterly reports on Form 10-Q for each of the first three quarters of its fiscal year. Rule 10.01(d) of Regulation S-X requires that the financial statements included in quarterly reports that are filed on Form 10-Q be reviewed prior to filing by an independent public accountant using professional standards and procedures for conducting such reviews.

not retroactively.[2] Providing the relief requested by the Partnership would involve, among other things, a filing that has already been made with the Commission (i.e., the Form 10-Q for the quarter ended September 30, 2003).

In addition, you have not demonstrated that your request is consistent with Commission and staff precedent in this area. The Commission has indicated that it may be appropriate to modify particular issuers' reporting requirements under Sections 13 and 15 of the 1934 Act if: (1) such modification is not inconsistent with the protection of investors; and (2) full compliance with the reporting requirements would entail unreasonable effort or expense.[3] Relief from the reporting requirements generally is available only when an issuer has ceased or severely curtailed its operations.[4]

You have failed to demonstrate that the requested relief is consistent with the protection of investors. In particular, we note that the Partnership's Form 10-Q for the quarter ended June 30, 2003 indicates that the managing general partner of the Partnership assigned a fair value of $788,796 for the Partnership's investment in shares of Thunderbird Technologies, Inc. Series A Preferred Stock. The Partnership's Form 10-Q for the quarter ended September 30, 2003 indicates that the managing general partner of the Partnership assigned a fair value of $2,324 for that investment. Presumably, an independent accountant reviewing the financial statements of the Partnership would review the appropriateness of this write down in fair value to help ensure the reliability of the reported information. You have not explained how, in these circumstances, investors would be protected adequately if information in the financial statements is not reviewed by an independent accountant.

You also have not sufficiently demonstrated that the Partnership has ceased or severely curtailed its operations. In particular, you do not explain how the Partnership's attempts to dispose of its remaining portfolio investments, and its participation in a follow-on financing in a portfolio investment, are consistent with its ceasing or severely

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2 See Laifer Inc. (pub. avail. Jan. 5, 1993) and Pajolo AG (pub. avail. Oct. 14, 1988). See also In the Matter of Lake Ontario Cement Limited, 45 S.E.C. 242 (1973) (although the Commission has the authority to issue retroactive exemptive relief, the power is to be exercised cautiously because the "indiscriminate grant of retroactive exemptions even in cases in which prospective exemptions are found proper would condone and reward an anarchic resort to self-help that we are loath to sanction.")

3 See Application of the Reporting Provisions of the Securities Exchange Act of 1934 to Issuers Which Have Ceased or Severely Curtailed Their Operations, 1934 Act Release No. 9660 (June 30, 1972).

4 Id. See also ML-Lee Acquisition Fund II (pub. avail. March 4, 2003); ML-Lee Acquisition Fund, L.P. (pub. avail. Feb. 4, 2000); JMB Income Properties, Ltd.-XIII (pub. avail. May 13, 1999); PaineWebber R&D Partners, L.P. (pub. avail. July 31, 1998); Arvida/JMB Partners, L.P.-II (pub. avail. Apr. 20, 1998); JMB Income Properties, Ltd.-IX (pub. avail. Apr. 24, 1997); JMB Income Properties, Ltd.-VI (pub. avail. May 9, 1996); Chrysler Capital Income Partners, L.P. (pub. avail. Apr. 24, 1995).

curtailing its operations. As a result, we do not have sufficient facts to determine whether to deviate from Commission and staff precedent in this area to provide relief to the Partnership.

We cannot assure you that we would not recommend enforcement action to the Commission under Sections 13(a) and 15(d) of the 1934 Act against the Partnership if its financial statements are not reviewed, prior to filing, by an independent accountant, as required by Rule 10.01(d) of Regulation S-X. The financial statement included in the Partnership's filing on Form 10-Q for quarter ended September 30, 2003 should be reviewed by an independent accountant, as required by Rule 10.01(d) of Regulation S-X, and the filing should be amended immediately.

Sara Crovitz
Senior Counsel

WESTFORD TECHNOLOGY
Ventures, L.P.

November 24, 2003

Division of Investment Management
United States Securities and Exchange Commission
450 First Street, N.W.
Washington, D.C. 20549

RE: Westford Technology Ventures, L.P.

This letter is to request assurance from the Division of Investment Management that you will not recommend enforcement action under sections 13(a) and 15(d) of the Securities Act to the Securities and Exchange Commission if Westford Technology Ventures, L.P., formerly Stuart-James Venture Partners I, L.P. (the "Partnership"), ceases to receive quarterly independent audit reviews by its independent auditors.

The Delaware Partnership is a Limited Partnership that elected to be regulated as a business development company by filing Form N-54A in 1988 under the Investment Company Act of 1940 with the Commission. The Partnership was formed on December 1, 1988 with the objective of making investments in early stage technology companies. A total of 11,217 units of Limited Partnership interests (the "Units") at $1,000 per unit were sold in a public offering pursuant to a registration statement on Form N-2 (File No 33-16891), which was declared effective on May 12, 1988 under the Securities Act of 1933 (the "1933 Act"), raising a total of $11,333,000. There are currently 1,567 holders of Units (the "Limited Partners"). There is not, nor has there ever been, a public market for the Units, nor do we anticipate that a public market for the Units will develop.

The Units are registered with the Commission under section 12(g) of the 1934 Act. The Partnership currently files quarterly reports on Form 10-Q, annual reports on Form 10-K, and reports on Form 8-K, when applicable. The Partnership is current in its filing obligations. The term of the Partnership was initially scheduled to expire on December 31, 1998. However, the Independent General Partners (Alfred Bertocchi, the late Robert Ames and the late George Weimer), as specified in the Partnership agreement, determined that it was in the best interest of the Limited Partners to permit the Partnership to continue operating through two separate two-year extensions, as permitted in the Partnership's registration statement, in order to continue the orderly liquidation of the Partnership's remaining portfolio investments.

The Partnership dissolved effective as of December 31, 2002 as a result of the completion of the final extension available under the Partnership Agreement. However, pursuant to the Partnership Agreement and Delaware law, WTVI Co., L.P., the managing general partner of the Partnership ("the Managing General Partner") will continue to operate the Partnership through its date of liquidation, which will occur when it has satisfied all liabilities and obligations to creditors and sold, distributed or otherwise disposed of its investments in portfolio companies.

As of December 31, 2002 the Partnership's assets consisted almost entirely of three portfolio investments with a fair value of $1,061,035, and approximately $47,000 in an interest-bearing cash account. As of March 31, 2003, the fair market value of the three investments was reduced to $1,024,565,when an agreement was reached to sell the Partnership's interest in Inn-Room Systems back to the company. The Partnership's cash was $11,120 and the Partnership had current liabilities of $104,600. As of September 30, 2003, the fair market value of two investments was $288,314 and the Partnership's cash was $8,914 after the closing of the aforementioned sale for $15,000 as an investment loss and a rights offering in another. The Partnership and some other investors attempted to sell their interests in Thunderbird Technology which prompted a highly diluted rights offering.

The Partnership does not have a controlling interest in any of its remaining portfolio companies. The Managing General Partner has been continuing to pursue the orderly liquidation of each of the Partnership's remaining portfolio investments by working with management and fellow board members of each company to pursue a potential sale or acquisition. Additionally, the Managing General Partner has been working with existing co-investors of each company and other private investors toward the possible private sale of the Partnership's interest in each of the companies. The Limited Partners are kept informed of the Partnership's dissolution plans through filings with the Commission and the Partnership's quarterly and annual Limited Partner reports, which include financial statements and a management letter with the current status of each remaining portfolio investment. However in order to further conserve cash during the liquidation period, the reports to limited partners for the quarter ended June 30, 2003 and September 30, 2003 have not been issued.

The Commission has indicated that it may be appropriate in certain instances to modify a particular issuer's reporting requirements if full compliance with the reporting requirements would constitute an unreasonable effort and expense for the Partnership and the Limited Partners. The Commission staff has granted no-action relief to several issuers that have ceased or severely curtailed their operations (see, e.g. ML-Lee Acquisition Fund II, L.P. publication available March 17, 2003).

With only two portfolio companies valued at just $288,314 and less than $9,000 in cash, the Partnership holds minimal assets. Therefore we believe it is consistent with the protection of the Limited Partners to permit the Partnership to file reports on Form 10-Q that have not been reviewed by the Partnership's independent public accountant. Form 10-Q is designed to provide investors with information about the continuing operations and financial status of an issuer, and to assist investors in determining whether or not to hold, buy, or sell a particular security. The fair value of the Partnership's portfolio securities is determined by the Managing General Partner based on a variety of factors, including meaningful third-party private market transactions involving the companies' securities and the current status of the companies' business, including the prospects of raising additional capital. The Managing General Partner is in the process of attempting to liquidate the two remaining companies in the portfolios, and will not be adding additional capital for these companies, other than participate in the rights offering in order to protect some of the prior investment.Since there has not been, nor will there be, a publicly traded market for the Partnership's units, it is consistent with investor protection that the Partnership be permitted to file report on Form 10-Q that have not been reviewed by an independent public accountant.

Continued compliance with the regulations under the 1934 Act would constitute an unreasonable effort and expense of the Partnership and its Limited Partners because the costs of having the quarterly reports reviewed by the Partnership's independent public accountant is disproportionate to the amount of assets held by the Partnership. The cost of undertaking quarterly reviews is approximately $7,500 per quarter and more than $22,000 per year. This expense is in addition to the cost of the annual audit of approximately $20,000. The Partnership will distribute the proceeds from the sale of its remaining portfolio investments, after an adequate reserve for expenses as soon as practicable following the liquidation of these investments. Requiring the Partnership to continue quarterly reviews would generate substantial expenses to the Partnership and would consume a significant percentage of the remaining assets that would otherwise be available for return to the Limited Partners, without providing any corresponding benefit.

Based on the circumstances discussed herein, we respectfully request that the Division of Investment Management advise us that it will not recommend enforcement action against the Partnership under Sections 13(a) and 15(d) and the rules and regulations thereunder if the Partnership ceases to have independent public accountant conduct reviews of its quarterly reports. The Partnership will (1) continue to comply with its quarterly and annual reporting requirements on Forms 10-Q and 10-K, except that only the annual report will contain financial statements audited by its independent public accountant; (2) continue filing separate reports on Form 8-K to disclose any material events relating to the Partnership, including its termination; (3) make a final liquidating distribution as soon as practicable following the sale of the portfolio investments; (4) resume reporting under the 1934 Act (or request and obtain further no-action relief) if the Partnership is still in existence three years from the date of this letter; and (5) file a Form 15 upon termination of the Partnership.

The Partnership will provide to the Limited Partners the quarterly and annual financial reports with a management letter as soon as it is financially able.

We thank you for your consideration and look forward to your prompt reply.
Westford Technology Ventures, L.P.

By: WTVI Co., L.P.
Its managing general partner
By: Hamilton Capital Management Inc.
Its general partner
By: Jeffrey T. Hamilton
President
Jeffrey T Hamilton